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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read instructions (on back page) before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AMERICAN REALTY CAPITAL PROPERITES, INC.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

2325 E. Camelback Road, Suite 1100

(Address of Principal Executive Office (Street and Number))

Phoenix, AZ 85016

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

American Realty Capital Properties, Inc. (the “Company”) is delaying the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”). On March 2, 2015, the Company filed with the U.S. Securities and Exchange Commission (the “SEC”) amendments to its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as well as to its Quarterly Reports on Form 10-Q for the fiscal periods ended March 31, 2014 and June 30, 2014 (collectively, the “Amended Filings”) in order to restate and amend previously-issued financial statements and related financial information for the periods covered by the reports. Concurrently with the Amended Filings, the Company also filed with the SEC its Quarterly Report on Form 10-Q for the fiscal period ended September 30, 2014 (the “Third Quarter 10-Q”). Because of the time and effort required to complete the Amended Filings and the Third Quarter 10-Q, the Company requires additional time to complete the financial statements and other disclosures to be included in the 2014 Form 10-K.

As disclosed on March 2, 2015, the Company anticipates filing the 2014 Form 10-K with the SEC on or before March 31, 2015.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael Sodo	(602)	778-6000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company completed a significant acquisition, of Cole Real Estate Investments, Inc. (“Cole”), on February 7, 2014. The acquisition of Cole added a new business segment – private capital management – to the Company’s operations. For this reason, the financial results of operations of the Company for the fiscal year ended December 31, 2014 will differ significantly from the financial results of operations for the fiscal year ended December 31, 2013. In addition, the Company has not yet completed the work required to provide a reasonable estimate of the results of its financial statements for the fiscal year ended December 31, 2014 at this time.

Safe Harbor Statement

The Company’s statement regarding the anticipated timing of filing of its 2014 Form 10-K is a forward-looking statement, which involves risks and uncertainties. The Company’s actual outcome could differ materially from that anticipated in this forward-looking statement as a result of various factors. We wish to caution readers not to place undue reliance on any forward-looking statement that speaks only as of the date made and to recognize that forward-looking statements are predictions of future results, which may not occur as anticipated. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

AMERICAN REALTY CAPITAL PROPERTIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 3, 2015	By:	/s/ Michael Sodo
Name: Michael Sodo Title: Executive Vice President, Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).